H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

October 23, 2008

RE:	Signet Group plc

Form 20-F for Fiscal Year Ended February 2, 2008

Filed May 9, 2008

File No. 1-32349

Dear Mr. Owings,

Thank you very much for your letter dated October 3, 2008 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 20-F (the “2007/08 Form 20-F”) for the fiscal year ended February 2, 2008 of Signet Group plc (the “Company”).

Please find attached the Company’s responses to the comments raised in your letter. To facilitate the Staff’s review, the Company has reproduced the captions and numbered comments from the Staff’s comment letter below in italics. The Company’s response follows each comment.

Form 20-F for Fiscal Year Ended February 2, 2008

Exhibit 15.3

Note 1. Principal accounting policies, page 86

(a) Basis of preparation, page 86

1.

We have reviewed your response to comment two in our letter dated August 25, 2008. Please tell us in further detail why you concluded the timing of the change in functional currency was appropriate as opposed to some earlier date. In this regard please provide us with a timeline that demonstrates the period over which the majority of your business became denominated in US dollars. Specifically tell us the percentage of your sales, operating profit, net assets and borrowing denominated in US dollars for each of the last 3 years. Additionally, it appears that paragraph 9(a)(i) of IAS 21 was a determining factor in your decision to change your functional currency. Please tell us the extent to which paragraphs 9(a)(ii)-11 also impacted your decision. Furthermore, tell us the economic significance of the re-denomination of your share capital in February 2007 and why this contributed to your decision to change the functional currency. Finally, provide us with a summary of the percentage change in sales and net income had the functional currency remained the pound for fiscal 2008. Provide us with a similar analysis had the functional currency been the dollar for fiscal year 2007. We may have further comment.

Before responding in detail to the questions in the Staff’s letter, the Company wishes to clarify the distinction that should be made between the functional currencies of the entities within the Signet group and the presentation currency used for the consolidated financial statements. The Company acknowledges  that this distinction was not fully clarified in its initial response dated September 12, 2008.

In respect of functional currency, the Company has applied the principles outlined in paragraph IN7 of IAS 21, which states that “the Standard requires each individual entity...to determine its functional currency and measure its results and financial position in that currency”. As such, when reporting under IFRS, the Company has not determined a functional currency for the group as a whole, but rather considered the functional currencies of the entities within the group on an individual basis. On this basis, it was the functional currency of the Signet Group plc parent entity (the “Parent”) that changed on February 5, 2007.

With regard to the presentation currency used in the consolidated financial statements, paragraph IN12 of the standard states that “The Standard permits an entity to present its financial statements in any currency (or currencies)”. For each reporting period, the Company was therefore free to choose the presentation currency that it considered most appropriate to its circumstances. For the reasons highlighted in item (ii) of our response, below, the Company elected to change its presentation currency to US dollars from February 5, 2007.

(i) Parent’s functional currency

When considering the appropriate functional currency for the Parent, the Company has referred to the general principle outlined in paragraph 9 of IAS 21, which states that “the primary economic environment in which an entity operates is usually the one in which it primarily generates and expends cash”.

Paragraph 9 specifically guides entities to consider the currency that mainly influences “sales prices for goods and services...labour, material and other costs of providing goods and services”. The Parent is the ultimate holding company in the group and does not make external sales, the majority of its cash flows arising from dividend receipts and dividend payments and debt funding flows. The Company, therefore, also referred to paragraph 10 of the standard, which provides that entities should consider “the currency in which funds from financing activities (i.e. issuing debt and equity instruments) are generated” when determining functional currency.

During the 2007 fiscal year, and in prior years, the Parent paid GB pound dividends and expended GB pounds in purchasing its own shares. The Parent also received GB pound dividends from other Group companies. In terms of US dollar cash flows, the Parent did pay US dollar interest on its US dollar denominated borrowings and receive US dollar denominated interest from other Group companies during the year. However, these flows were significantly lower than those associated with its GB pound denominated dividend receipts and payments. As the majority of its cash flows were therefore denominated in GB pounds, the functional currency of the Parent entity was considered to be GB pounds.

The key event that triggered the change in the functional currency of the Parent was the redenomination of its share capital from GB pounds to US dollars. This change was approved by shareholders at an Extraordinary General Meeting on December 12, 2006 and subsequent court approval on February 5, 2007. As a result of this change all future dividends would be declared in US dollars.

In addition to the change made to its own share capital, it was anticipated that there would be significant growth in the dividends paid by the US business and this meant that an increasing proportion of dividends received by the Parent would also be denominated in US dollars. This factor provided further evidence that the functional currency for the Parent for future reporting periods would be US dollars. This conclusion is borne out by the fact that, in fiscal 2008, all dividends received by the Parent were denominated in US dollars.

The Company believes that these significant changes to its dividend flows, coupled with the fact that its debt funding flows were already denominated in US dollars, support its conclusion that the functional currency of the Parent changed to US dollars on February 5, 2007. The issue of functional currency was also discussed with the Company’s auditors in the period leading up to the decision to redenominate the Parent’s share capital. The auditors concurred with the Company that the functional currency of the Parent had changed as of February 5, 2007.

As the change in functional currency related solely to the Parent rather than the entire group, the sales and net income in the consolidated financial statements would not have been significantly different had the functional currency remained the pound for fiscal 2008 or been the dollar for fiscal 2007. The change in presentation currency did have some impact on the reported results due to exchange rate movements in the relevant periods and this is summarised in Table 2, below.

(ii) Presentation currency

The Company based its decision to change the presentation currency for fiscal 2008 from GB pounds to US dollars on two principal factors. Firstly, the Company believed it appropriate to use a presentation currency that reflected the functional currency of the Parent, as it is this company that manages share issue, redemption and dividend payments on behalf of its shareholders. Therefore, following the change in the Parent’s functional currency from GB pounds to US dollars, the Company decided to change its presentation currency to US dollars.

In addition, as the Group developed, an increasing proportion of its business had become denominated in US dollars. This was also a factor in the decision to change the presentation currency, as the Company believed it to be more appropriate to present the consolidated results in the currency in which the Group generated the majority of its sales and profits.

As requested in your letter, the Company has provided in Table 1, below, details of the percentage of sales, operating profit, net assets denominated in US dollars for the last three reporting periods. Whilst these figures did not trigger the change in functional currency, they do demonstrate, in particular, the increase in US dollar denominated borrowings and net assets during the last three reporting periods.

Table 1: Items denominated in US dollars

	Fiscal 2006	Fiscal 2007	Fiscal 2008
Sales
- GB£	27%	25%	26%
- US$	73%	75%	74%

Operating profit
- GB£	20%	22%	26%
- US$	80%	78%	74%

Net assets
- GB£	33%	29%	19%
- US$	67%	71%	81%

Borrowings
- GB£	-	-	-
- US$	100%	100%	100%

Table 2: Effect of change in presentation currency

The table below shows the impact on reported results had the presentation currency remained the pound for fiscal 2008 and had it been the dollar for fiscal 2007:

	Fiscal 06	increase	Fiscal 07	increase	Fiscal 08
	$m	%	$m	%	$m
Presentation currency US$

Sales
- UK	845.3	7%	907.1	6%	959.6
- US	2,308.8	15%	2,652.1	2%	2,705.7
- Total	3,154.1	13%	3,559.2	3%	3,665.3

Profit for the period
- UK	68.8	33%	91.5	2%	93.0
- US	166.6	5%	174.5	-30%	122.2
- Total	235.4	5%	266.0	-19%	215.2

Presentation currency GB£

Sales
- UK	469.6	3%	482.5	-1%	479.8
- US	1,282.7	10%	1,410.7	-4%	1,352.9
- Total	1,752.3	8%	1,893.2	-3%	1,832.7

Profit for the period
- UK	38.2	27%	48.7	-5%	46.5
- US	92.6	0%	92.8	-34%	61.1
- Total	130.8	8%	141.5	-24%	107.6

Should any questions arise in connection with this response letter, please contact the undersigned at 011-44-870-909-0301 or Peter Schwartz of Weil, Gotshal & Manges, at 011-44-207-903-1423. You may also address queries to Mike Maloney of KPMG in London at 011-44-207-311-1000.

Sincerely,

/s/ Walker Boyd

Walker Boyd

Group Finance Director

Signet Group plc

cc	Peter Schwartz, Weil, Gotshal & Manges

Mike Maloney, KPMG